Exhibit 99.1

The9 Limited Regains Compliance with Nasdaq Listing Requirement

Shanghai, China, November 3, 2020 — The9 Limited (“The9”) (Nasdaq: NCTY), an established Internet company, today announced that it received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) on November 2, 2020 stating that The9 has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) and the matter is now closed.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified Internet company.

For further information, please contact:

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: https://www.the9.com/en